Exhibit (12)

PITNEY BOWES INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (1)

	Three Months Ended		Six Months Ended
(Dollars in thousands)	June 30,		June 30,
	2008	2007	2008	2007

Income from continuing operations before income taxes and
minority interest (preferred stock dividends of subsidiaries)	$206,522	$239,965	$409,802	$471,001

Add:
Interest expense	57,689	66,437	119,457	125,042
Portion of rents representative of the interest factor	11,265	9,764	22,311	18,937
Amortization of capitalized interest	429	429	858	858

Income as adjusted	$275,905	$316,595	$552,428	$615,838

Fixed charges:
Interest expense	$57,689	$66,437	$119,457	$125,042
Portion of rents representative of the interest factor	11,265	9,764	22,311	18,937
Minority interest (preferred stock dividends of subsidiaries),
excluding taxes	7,275	7,267	14,900	14,510

Total fixed charges	$76,229	$83,468	$156,668	$158,489

Ratio of earnings to fixed charges	3.62	3.79	3.53	3.89

(1) The computation of the ratio of earnings to fixed charges has been computed by dividing income from continuing operations before income taxes and minority interest as adjusted by fixed charges. Included in fixed charges is one-third of rental expense as the representative portion of interest.

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